

June 18, 2014

<u>Via E-mail</u>
Richard Chiang, President
Alpine 5 Inc.
460 Brannan Street, Suite 78064
San Francisco, CA 94107

      Re: Alpine 5 Inc.
           Registration Statement on Form 10-12G
           Filed May 8, 2014
           File No. 000-55206

Dear Mr. Chiang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Robert S. Littlepage, for

           Larry Spirgel
           Assistant Director